Filed by CF Finance Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

Date: August 5, 2021

subSPAC Newsletter Transcript

Bill Spacman: Welcome to this edition of the subspac podcast. My name is Bill Spacman your host. Today we're interviewing a special company. These guys are changing the state of lidar in the entire country. They might've been the first people to introduce level four autonomy. In the interview right now we have Bob Brown, the CFO of AEye.

Bob, tell me a little bit about your business background and what made you want to get involved in autonomy?

Bob Brown: Absolutely. Yeah. I, actually started my career in banking way back when, in the late eighties, to date myself a little bit, and then got my MBA at Michigan, and then came out to the Silicon valley to work with tech companies.

And then I've been doing that basically for the last 30 years, spent some time at HP and a lot of time at LSI Logic on the semiconductor side and a few other companies in the semi industry. And then around 2017, I got to into the LIDAR space. And there are a lot of folks that migrated really from the semiconductor area and other parts of tech into the autotech area.

And having grown up in Michigan around the auto industry, this was fascinating for me as a way to combine my interest in auto growing up with technology and see how far it's come since I was a kid. It's just truly amazing. So that's how I got into LIDAR and really we're on a mission to enable full autonomy.

I'm using a LIDAR in combination with other sensors, including cameras and radar. We think we've got a, really, a next generation technology here in our AEye LIDAR sensor that can really change the game in autonomy. So really excited to be part of that journey. And as your podcast implies, we recently announced a SPAC this year.

Which we're still in process of closing here. But we announced that in, in February with CF Acquisition Corp III, and so that was announced in February. And we expect to close that here in Q3. That'll give us the capital to, we think, take the company to the next level.

Bill Spacman: So let's talk about that a little bit, but what are you going to use the SPAC capital for?

And how do you see it progressing your company in the next year or so with the money that you're going to receive?

Bob Brown: Yeah, I think a lot of it is going to go into R&D. That's really the core of our company. We're really a technology company at our heart. Some of our competitors are doing more on the manufacturing side, in addition to technology development, we've decided to really be very focused in terms of technology development.

And so I'll tell you a bit more about that in a while on our business model but effectively we're really a tech company. So that means we need to be spending a lot of capital on R&D. To really develop our technology and keep it at the forefront. And because we've got this next generation technology, that really means, we're trying to stay ahead of the curve relative to other players in the space.

And so that requires us to really get the best talent out there that's available and make sure we've got enough of that talent. And so a lot of the capital will go into that area. We're also going to be, of course, expanding our sales and marketing efforts. And expanding geographically. So along those lines, we actually announced today that we're opening a subsidiary in Japan and hired a team there.

You'll see more of that, I think over time in terms of geographic expansion by AEye. And then of course, we're also going to build out all the public company infrastructure as we scale the company. And we've already done a lot. But we'll continue to expand our finance and accounting team and legal team and HR team to support a large and growing company over time.

Bill Spacman: All right, so let's go in a little bit more depth about your technology. You guys recently announced, a few days ago, your partnership with Continental and you're developing long range LIDAR and you've achieved level four autonomy. Can you tell the audience a little bit more about that?

And what's the difference between level three level four and level five.

Bob Brown: Yeah, these are levels are defined by SAE or their Society of Automotive Engineers. So it's a way to have a consistent way across the industry of explaining what the car can do. So level two, or level two plus can do some basic driver assistance functions.

If you keep your hands close to the wheel, that it can, somewhat drive itself on a freeway as an example, and you have to be ready to grab the wheel at any time. So there are several examples in the market today of that sort of technology. Level three is when the car can mostly drive itself in specific use cases.

And again, you may have to eventually take control of the wheel, but it's a more advanced level. So there's more I can do in terms of taking a car from an exit to an exit, for example, on the freeway traffic jam assistance and things of that nature. So it's a more advanced capability, but the human still has to be ready to intervene at any time if a scenario comes up the car can't handle or isn't familiar. With level four is where the car can really drive itself in most use cases. So there might be examples like where you're on a mountain road or something like that, where the car cannot drive itself. So that would be level four where it can do it in almost all cases.

Level five. It's basically means there's really no gas pedal and no steering wheel. The car is completely driving itself with no human intervention. Those are, that's a basic overview of the five levels.

Bill Spacman: So one of your competitors, Tesla is, I think at a level three right now, and they're working on level four or they're in their beta test right now. Can you explain to the audience what the differences between LIDAR plus camera or just camera only as Tesla is doing.

Bob Brown: Yeah, we think there are complimentary sensors. So we, we think most of the people that are working on autonomy are going to use cameras, radars, and lidars, and possibly other technologies like ultrasonic.

So our view is that these are all complimentary sensors and it gives you redundancy when you use multiple types of sensors. So you don't rely on just one modality to tell you whether there's something you should be concerned about in your field of view or on the road. So we think it's important to have multiple sensor types for that redundancy.

If one system fails, the other system still has a chance to detect an object and it makes the vehicle safer in our view when you've got the redundancy and it makes the vehicle more powerful in terms of what it can do in terms of its autonomous capabilities. So we think cameras are great, but we don't think that's the entire solution.

And the vast majority of people in the industry agree with that, that you should have multiple sensors.

Bill Spacman: We've talked about automotive here a little bit. You guys are actually expanding into other sectors as well, such as factories and mining. Can you talk a little bit more about what we'll see in the next five, 10 years in terms of autonomy in industry?

Bob Brown: Yeah. It's pretty amazing where LIDAR is going. You're seeing it in everything from your iPhone and your iPad now all the way up to the Virgin galactic spacecraft. So now you're going to start seeing LIDAR filling in gaps in between there. We think LIDAR is going to be everywhere.

And that means there's a lot of opportunities for AEye. But in terms of the industrial markets, you mentioned there, there's just numerous opportunities. Mining is certainly one of them where you've got these very heavy off-road vehicles, obviously. And the mining comes in, they're trying to automate a lot of that activity rather than hiring drivers.

It's very difficult to find drivers today, whether it's for mining applications or trucking. So you read almost daily about shortages of drivers. But same thing is going on in other fields as well, including mining. And then there's rail. There are ways you can make a rail safer in terms of seeing down the track and platform safety.

There's really interesting opportunities around intelligent transportation systems. So that can be everything from, road tolling to minimizing traffic ingestion using LIDAR. So you can imagine in intersections where you've got a stop light. Almost anywhere you've got a stop light you could put a LIDAR, right?

Because you've got power sources and the LIDAR can add a lot of intelligence to intersection monitoring and control. So we think there are huge opportunities in that area. Physical security is another great example. And again, that's another case where we see it as complementary to camera.

Because one of the real strengths of LIDAR is its ability to measure exact distances to objects. Cameras are not very good at depth perception, or measuring distances to objects or frankly counting things. LIDAR is really good at separating objects and being able to count them. So you can imagine counting people so you can imagine putting them around stadiums.

If you want to manage the flow of pedestrian traffic or count how many people are in a certain area you can use it for physical security to track where people are going. You could have actually an alarm go off. If somebody wanders into an area that they shouldn't be in and the LIDAR can determine that.

So those are just a few examples. Agriculture's another one. Drones are a major area where LIDAR is being used today and mapping three-dimensional HD maps being created with the LIDAR. So just many applications we see for LIDAR. So that's why we say LIDAR, we think is going to be everywhere.

Bill Spacman: So let's talk about your actual business right now. What is your tactic of growing revenues and how do you plan on lowering the cost of LIDAR so that you can license to all these different industries?

Bob Brown: Yeah, no, that's a great question.

And one of the things we're doing is working with partners like Continental, which was one of the largest automotive suppliers in the world. So Continental is a key partner of ours. And so what they do really well in addition to making tires, a lot of people are familiar with Continental tires.

But beyond tires, they're actually one of the largest producers of ADAS systems. Advanced driver assistance systems that are in your cars today. So think about level two plus or level three plus systems. And those sorts of systems use this ADAS technology from companies like Continental.

So it just in the last three years, they've sold over a hundred million units of ADAS equipment. So that includes things like radars and cameras and control units. So Continental is one of the biggest players in ADAS and a lot of people don't know. But then they've also sold over 20 million LIDAR units over time.

So they're one of the biggest players in that space. So we're very proud of course, to be a partner of theirs. And what we're going to do is license them our long range, high resolution, LIDAR technology, and they're actually gonna produce the physical product. So our business model is actually more similar in automotive to Mobileye.

If you're familiar with Mobileye, which developed chip and software for cameras which are used in automotive, but we're basically doing something similar in the LIDAR space where we've designed. But the difference here is we've designed the whole LIDAR, right? So we designed this entire system and so that enables us to license this entire technology, as well as all the software that makes it work.

And we can license that to tier one automotive manufacturers like Continental, and then they can go sell it to all their OEM customers. So rather than trying to build all that manufacturing capability ourselves and build that entire salesforce to call on the OEMs and provide all that product liability and warranty stuff.

We're letting companies like Continental do that because that's what they're really great at. What we're great at is developing technology. So we think we've developed the most advanced next generation technology in LIDAR. And we're going to license that to companies like Continental. That enables them to make this automotive grade and they're capable of producing very large quantities.

We talked about tens of millions of units per year of this sort of technology. So that sort of manufacturing, footprint and quality and capability. It's something that we'll rely on Continental for. And by doing that we'll be able to get automotive volumes. We think much faster rather than trying to do it ourselves.

And if you can get the volumes, you can get the cost down, which is going to the heart of your question there. How do we get the cost down? We work with companies like Continental to get the volumes up. More volume means lower costs. In addition to that, we just got a great architecture for our system. We've got a modular architecture and we tried to keep that architecture and technology as simple as possible.

It's really got four major components in it. And so what we tried to do is keep the hardware as simple as possible and drive all the complexity into the software. And if you do that, then you can drive are the costs down faster, right? Cause you don't have a lot of complex hardware. You've got that complexity in software within obviously the software skills very easily.

That's really our overall strategy in the automotive market. And then in the non-automotive markets like industrial that we just talked about. We are going to sell a physical product, but we're going to have that product made by major manufacturing partners, like Sanmina which we recently announced, which is one of the largest contract manufacturers in the world.

So they'll build that product for us and then we'll sell it to folks in the industrial space. And we've talked about companies like Hitachi and Komatsu and Mitsubishi. Just major industrial companies like that, that are effectively system integrators that can take our finished product and then integrate it with their larger solution wherever they want to use LIDAR, whether that's, an area like mining or agriculture, or whether that's in a warehouse or whether that's on a rail car.

So we'll rely on those partners in those markets to take our technology into actual physical place.

Bill Spacman: Do you have any other partnerships coming up within the next year or so that you can talk about right now that will expand that licensing capability or licensing revenue?

What revenue do you have coming in the next few years that will show SPAC investors that this is a great company to invest in?

Bob Brown: Yeah, the way the automotive cycles work is if you design today, you really go into production around 2024, right?

So it takes at least two to three years generally, or more to go from design to production. And so that's why we work with a company like Continental and then they work with the OEM's to actually get that technology into automotive, right? So it will actually be sold to the OEMs who will put it in the cars.

So Continental has announced they're going to production in 2024 using our technology. They also announced recently that they have actually got the first samples off their line which they're doing in Ingolstadt. So we'll get very high quality automotive grade products coming off their line that there'll be able to sell into the OEM customers.

So they've stated that they're already engaged with six different OEMs about our technology. So we're excited about that. So that's about all we can say on that front. And then we talked about some of the other customers I just mentioned.

So through really 2023, it's really about industrials, and mobility markets primarily for us, because as I said, the automotive will take a bit of time to get actually into production. So the next couple of years those products we've talked about that will be made by a Sanmina for us.

And then we'll be selling into those industrial and mobility customers. So this could be things like last mile delivery or warehouse, physical security, the intelligent transportation systems, industrial equipment, so forth. So that's really the near-term revenue stream is coming from those markets from really 2021 through 2023.

And then in 2024, you start to see the licensing business kick in. And we also think the industrial will start to grow quite substantially in 2024 and beyond as well. Now part of that is once you've got the automotive volumes, you can drive the cost down lower. And, of course, that will enable us to sell more units into these other markets.

So we think there's a lot of price elasticity in LIDAR generally that and you brought this up at the outset, right? How do you get the cost down? Because that's really going to drive volume and adoption in all these markets. So one of the unique things about our business model is we take this licensing business and that gives us access to these automotive grade components and automotive volume pricing.

And then we can sell those same components because we've got the same platform for all these markets. It's the same design, but now we've got automotive volume pricing for those components and we can sell into the industrial and built mobility market. But those markets have much higher ASP's than automotive, right?

Because they're more fragmented markets. They're high value use cases. So they're typically higher rate ASP's. So we're going to have these low cost components and higher ASP. So we've got a nice high margin model, both of course, from the licensing business, which will be 90% gross margin. Then we have a high margin product business.

So that drives attractive margins for us over time. If you look at us against some of our competitors, you'll see our revenue projections are generally lower than some of the competitors, but we have higher margins. Revenue is lower because a good portion of our revenue comes from licensing rather than product sales, but we have higher margins as a result.

So we think it's a really attractive business model, high margin, capital light, and, very innovative approach to that.

Bill Spacman: Awesome. Awesome. So let's end on a little lighter note here. What car are you driving right now? And do you see yourself buying a car that's fully autonomous within the next like five, 10 years?

Bob Brown: I hope so. I think fully autonomous is a ways off just to cut to the chase on that. We're expecting just probably the latter part of this decade before you'll see really full autonomy. Now that said, if it happens faster than that's great for AEye. Cause that means if you build a full autonomy, typically that means more sensors.

So for ADAS or level two plus level three, even a lot of the companies will probably have one forward facing long range LIDAR and maybe one short range. But as you go to higher levels of autonomy, that requires more and more sensors, right? They're going to put more sensors around the vehicle so you can get the full 360-degree view.

You'll be looking behind you. You'll be looking to the sides you'll be looking forward. So you're really excited about the prospects for AEye in full autonomy, because that means we're going to sell more sensors. If that happens sooner if it doesn't then, we're still gonna be in a great position, but the faster it happens, the better for AEye.

But what am I driving now? I'm driving an internal combustion engine, a car, starting to look at EVs, but I haven't bought one yet. But right now, I'm driving a BMW, M240 which I think is the best car in the BMW lineup. Honestly, I love that car. It's really fun to drive.

Bill Spacman: Can't go wrong with an M.

Bob Brown: Can't go, you can't go wrong with an M. So I love that car, but yeah, eventually I'm going to have to flip over here to EVs and full autonomous. And I love the driver assistance features, which I do not have in my BMW today. So there are definitely times when I would love to have that traffic jams and so forth.

You could definitely see the benefit of your you're too tired to drive. There are times I would let that car drive itself, if it would.

Bill Spacman: All right. Tell everybody where they can reach you and any final notes that you have.

Bob Brown: Yeah. So our website is AEye, so it's a letter a and then eye, as in the humanized, so A E Y e.ai and the .ai or the letters AI.

So that's our website. So I encourage everybody to look there. We have investor presentation, full video. It's about an hour long. But that'll give you a lot of background on the company and the other, a really interesting video that we just put out there as a bullet tracking, we actually demonstrated that we can track a bullet with our LIDAR, which nobody has ever been able to demonstrate I think, in a commercial LIDAR. So this is our standard off the shelf LIDAR, and we can track a bullet with it just through software configuration.

Bill Spacman:] Have you done any of your own testing?

Bob Brown: I have not, but you'll see one of our employees doing it there in that video, which is really cool. So encourage people to take a look at that on our website and it really demonstrates the power of our software, configurable technology, and really one platform to do a ton of different things.

So it's a really interesting, so I can take a look at that. And the other couple of things I'd mentioned before we go, we have announced a couple of other partnerships or relationships recently, one with TuSimple. Which is doing some really interesting things. So we announced a development relationship with them, and we also announced that we're part of the Nvidia drive ecosystem.

So you, you probably know Nvidia. One of the preeminent players in autonomous vehicles because of the GPUs they have that are being used in these central compute stacks for autonomous vehicles. So yeah, two really key partnerships there, as well as the one you mentioned about continental recently and the level four capability.

So a lot of exciting things happening for AEye.

Bill Spacman: Do you have a Twitter or anything like that? People can follow you at?

Bob Brown: I do not have one active right now, but I will let you know, but we do have a social media for AEye generally. You can follow AEye on LinkedIn and I'm also on LinkedIn.

And you can also follow AEye on, on Twitter.

Bill Spacman: Fantastic, man. I really want to thank you for your time for talking to us and good luck with your merger vote in a few days.

Bob Brown: Thanks so much, Bill. We appreciate it and great to be with you.

****

About AEye

AEye is the premier provider of high-performance, active LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state active LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures. For more information, please visit www.aeye.ai.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III (“CF III”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

About Cantor Fitzgerald

CF III is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Important Information and Where to Find It

This communication relates to the proposed transactions between CF Finance Acquisition Corp. III (“CF III”) and AEye, Inc. (“AEye”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, CF III has filed a registration statement on Form S-4, which includes a definitive proxy statement/prospectus. The definitive proxy statement/ prospectus has been sent to all CF III stockholders. CF III may also file other documents regarding the transactions with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions, CF III and AEye.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed transactions. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transactions may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF III or AEye , nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the definitive proxy statement/prospectus on Form S-4 relating to the business combination, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.